Exhibit 12.1

DPL Inc. and Subsidiaries
Statement Re Calculation of Ratio of Earnings to Fixed Charges
(in millions, unaudited)

	Six Months
	Ending 6/30
	2012	2011	2010	2009	2008	2007
Actual:
Computation of Fixed charges:
Total interest and preferred dividend	$62.0	$85.5	$70.6	$83.0	$90.7	$81.0
Capitalized interest	$1.4	$2.2	$1.8	$2.7	$9.1	$22.0
Interest component of rentals	$0.1	$0.2	$0.1	$0.1	$0.1	$0.1
Less intercompany interest	$-	$-	$-	$-	$-	$-
Total fixed charges	$63.4	$87.9	$72.4	$85.7	$99.8	$103.0

Computation of Earnings:
Net income before extraordinary items	$33.6	$144.3	$290.3	$229.1	$244.5	$221.8
Preferred dividends	$0.4	$0.9	$0.9	$0.9	$0.9	$0.9
Income taxes	$20.1	$102.6	$143.0	$112.5	$103.0	$122.5
Fixed charges (from above)	$63.4	$87.9	$72.4	$85.7	$99.8	$103.0
Total earnings	$117.6	$335.7	$506.6	$428.2	$448.1	$448.1

Ratio of earning to fixed charges	1.85	3.82	6.99	5.00	4.49	4.35